EXHIBIT 99.1

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

PRESS RELEASE
Calgary, March 23, 2016
5 pages
Repsol Oil & Gas Canada Inc. Announces Debt Tender Offers
CALGARY, Alberta, March 23, 2016 – Repsol Oil & Gas Canada Inc. (formerly Talisman Energy Inc.), a Canadian-based upstream oil and gas company (the “Offeror”), has launched offers to purchase for cash any and all of its outstanding (i) 7.75% Senior Notes due 2019 (the “2019 Notes”), (ii) 3.75% Senior Notes due 2021 (the “2021 Notes”), (iii) 7.25% Debentures due 2027 (the “2027 Debentures”), (iv) 5.75% Senior Notes due 2035 (the “2035 Notes”), (v) 5.85% Senior Notes due 2037 (the “2037 Notes”), (vi) 6.25% Senior Notes due 2038 (the “2038 Notes”) and (vii) 5.50% Senior Notes due 2042 (the “2042 Notes” and, together with the 2019 Notes, the 2021 Notes, the 2027 Debentures, the 2035 Notes, the 2037 Notes and the 2038 Notes, the “Notes”) (the “Tender Offers”).
The following table sets forth certain terms for each of the Tender Offers:
CUSIP No. / ISIN	Title of Security	Aggregate Principal Amount Outstanding	Acceptance Limit	Tender Offer Consideration ("Tender Offer Consideration")(1)
87425E AL7 / US87425EAL74	7.75% Senior Notes due 2019	U.S.$571,000,000	Any and All	U.S.$1,030.00
87425E AM5 / US87425EAM57	3.75% Senior Notes due 2021	U.S.$576,250,000	Any and All	U.S.$930.00
87425E AE3 / US87425EAE32	7.25% Debentures due 2027	U.S.$56,761,000	Any and All	U.S.$1,055.00
87425E AH6 / US87425EAH62	5.75% Senior Notes due 2035	U.S.$97,529,000	Any and All	U.S.$910.00
87425E AJ2 / US87425EAJ29	5.85% Senior Notes due 2037	U.S.$140,095,000	Any and All	U.S.$780.00
87425E AK9 / US87425EAK91	6.25% Senior Notes due 2038	U.S.$131,647,000	Any and All	U.S.$870.00
87425E AN3 / US87425EAN31	5.50% Senior Notes due 2042	U.S.$122,790,000	Any and All	U.S.$700.00

(1)	Per U.S.$1,000 principal amount of Notes. Plus accrued and unpaid interest to but not including the applicable Payment Date.

The Tender Offers will expire at 5:00 p.m., New York City time, on March 29, 2016, unless earlier terminated or extended by the Offeror (such date and time, as it may be extended, the “Expiration Time”). Holders will be permitted to withdraw validly tendered Notes at any time prior to the earlier of (i) the Expiration Time and (ii) if the applicable Tender Offer is extended, the 10th business day after commencement of such Tender Offer, by following the procedures described in the Offer to Purchase. Notes subject to a Tender Offer may also be validly withdrawn in the event that the applicable Tender Offer has not been consummated within 60 business days after commencement.

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

Holders of the Notes (“Holders”) who validly tender and do not validly withdraw their Notes pursuant to the Tender Offers will be eligible to receive the relevant Tender Offer Consideration, plus accrued and unpaid interest to but not including the applicable Payment Date (as defined below). Holders who validly tender their Notes pursuant to the guaranteed delivery procedures described in the Offer Documents (defined below) must deliver their Notes no later than the close of business on the second business day following the Expiration Time (the “Guaranteed Delivery Date”).
Payment for any Notes that are validly tendered and not validly withdrawn and accepted for purchase will be made promptly following the Expiration Time (such date, the “Payment Date”) or the Guaranteed Delivery Date, as applicable. We expect the Payment Date to occur on March 31, 2016, with respect to Notes accepted for purchase on or about the Expiration Time. We expect the payment for Notes delivered under the guaranteed delivery procedures to occur on April 4, 2016. Notes purchased pursuant to the Tender Offers will be cancelled.
The terms and conditions of the Tender Offers are described in the Offeror’s Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (together, the “Offer Documents”). Copies of the Offer Documents are available from D.F. King & Co., Inc., the information agent and tender agent for the Tender Offers (the “Information Agent and Tender Agent”) or at www.dfking.com/repsol. Requests for copies of the Offer Documents should be directed to the Information Agent at +1 (877) 478-5044 (toll free), +1 (212) 269-5550 (collect) or repsol@dfking.com.
The obligation of the Offeror to purchase Notes in the Tender Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. The Offeror has the right, in its sole discretion, to amend or terminate any of the Tender Offers at any time, subject to applicable law.
The Offeror reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. The Offeror is making the Tender Offers only in those jurisdictions where it is legal to do so.
HSBC Securities (USA) Inc. and UBS Securities LLC have been engaged to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or +1 (212) 525-5552 (collect) and UBS Securities LLC at (203) 719-4210 (phone) or (888) 719-4210 (toll free).
Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.
This announcement is not an offer to purchase or a solicitation of an offer to purchase. The Tender Offers are being made solely by the Offeror pursuant to the Offer Documents. The Tender Offers are not being made to, nor will the Offeror accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
About Repsol Oil & Gas Canada Inc.
Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly-owned subsidiary of the Spanish integrated energy company Repsol, S.A.

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

Forward-Looking Statements
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding the terms and timing for completion of the Tender Offers.
Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Offeror and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to risks related to the successful consummation of the Tender Offers.
The above-mentioned risk factors are not exhaustive. Additional information on these and other factors which could affect the Offeror’s operations or financial results or strategy are included in the Offeror’s most recent Annual Information Form and Management’s Discussion and Analysis, each dated February 26, 2016 (included in the Offeror’s Annual Report on Form 40-F). In addition, information is available in the Offeror’s other reports on file with the United States Securities and Exchange Commission.
Forward-looking information is based on the estimates and opinions of the Offeror’s management at the time the information is presented. The Offeror assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.
DISCLAIMER
This announcement must be read in conjunction with the Offer Documents. This announcement and the Offer Documents contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the Offeror, the Dealer Managers, the Information Agent and Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Tender Offers.
OFFER AND DISTRIBUTION RESTRICTIONS
This announcement and the Offer to Purchase does not constitute an offer or an invitation to participate in the Tender Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Information Agent and Tender Agent to inform themselves about and to observe any such restrictions.

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

United Kingdom
The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.
Belgium
None of this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.
France
The Tender Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Tender Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offers. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.
Italy
None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Tender Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation. Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.
Switzerland
None of the Offer to Purchase, this announcement or any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Tender Offers.
General
The Tender Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates, is such a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made on behalf of the Offeror by any such Dealer Manager or affiliate (as the case may be) in such jurisdiction. Each Holder participating in the Tender Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Tender Offers—How to Tender—Representations, Warranties and Undertakings” in the Offer to Purchase. Any tender of Notes for purchase pursuant to an offer from a Holder that is unable to make these representations may be rejected. The Offeror, the Dealer Managers and the Information Agent and Tender Agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.